Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report
Collection Period Ended 31-Oct-2020
Page 1 of 5

Amounts in USD

Dates

Collection Period No.	5			
Collection Period (from... to)	1-Oct-2020	31-Oct-2020		
Determination Date	12-Nov-2020			
Record Date	13-Nov-2020			
Distribution Date	16-Nov-2020			
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2020	16-Nov-2020	Actual/360 Days	32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Oct-2020	15-Nov-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	90,252,048.74	53,363,871.06	36,888,177.68	132.691287	0.191956
Class A-2 Notes	351,600,000.00	351,600,000.00	351,600,000.00	0.00	0.000000	1.000000
Class A-3 Notes	351,600,000.00	351,600,000.00	351,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**873,472,048.74**	**836,583,871.06**	**36,888,177.68**		

Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07
Adjusted Pool Balance	1,088,445,882.84	900,683,195.81	863,795,018.13
Yield Supplement Overcollateralization Amount	36,332,043.60	29,542,761.43	28,280,433.71
Pool Balance	**1,124,777,926.44**	**930,225,957.24**	**892,075,451.84**

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	21,078.87	0.075823	36,909,256.55	132.767110
Class A-2 Notes	0.460000%	134,780.00	0.383333	134,780.00	0.383333
Class A-3 Notes	0.550000%	161,150.00	0.458333	161,150.00	0.458333
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$368,355.04**		**$37,256,532.72**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	37,676,718.63	(1) Total Servicing Fee	775,188.30
Interest Collections	2,958,874.49	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	68,892.68	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	152,495.84	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	368,355.04
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	1,227.51	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**40,858,209.15**	(6) Regular Principal Distributable Amount	36,888,177.68
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**40,858,209.15**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	2,826,488.13
		Total Distribution	**40,858,209.15**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	775,188.30	775,188.30	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	368,355.04	368,355.04	0.00
thereof on Class A-1 Notes	21,078.87	21,078.87	0.00
thereof on Class A-2 Notes	134,780.00	134,780.00	0.00
thereof on Class A-3 Notes	161,150.00	161,150.00	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	368,355.04	368,355.04	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	36,888,177.68	36,888,177.68	0.00
Aggregate Principal Distributable Amount	36,888,177.68	36,888,177.68	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	10,884,458.83
Reserve Fund Amount - Beginning Balance	10,884,458.83
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	276.58
minus Net Investment Earnings	276.58
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	10,884,458.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	276.58
Net Investment Earnings on the Collection Account	950.93
Investment Earnings for the Collection Period	1,227.51

Notice to Investors

Note 1:

105 accounts with an outstanding principal balance of $3,656,486.16 did not have an installment payment scheduled for the current Collection Period.

Note 2:

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five months, which will generally result in an extension of the term of the customer's contract by an equivalent number of months. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also implementing a phased resumption of collection activities, including repossessions, that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	930,225,957.24	32,183
Principal Collections	22,566,070.52	
Principal Collections attributable to Full Pay-offs	15,110,648.11	
Principal Purchase Amounts	0.00	
Principal Gross Losses	473,786.77	
Pool Balance end of Collection Period	892,075,451.84	31,489
Pool Factor	79.31%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	3.85%
Weighted Average Number of Remaining Payments	52.53	47.11
Weighted Average Seasoning (months)	11.02	16.98

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	890,280,206.06	31,441	99.80%
31-60 Days Delinquent	967,148.71	32	0.11%
61-90 Days Delinquent	667,588.32	11	0.07%
91-120 Days Delinquent	160,508.75	5	0.02%
Total	892,075,451.84	31,489	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.093%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	473,786.77	11	2,815,760.16	75
Principal Net Liquidation Proceeds	68,786.88		1,190,874.56	
Principal Recoveries	151,277.19		783,436.99	
Principal Net Loss / (Gain)	253,722.70		841,448.61	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.334%
Prior Collection Period	0.167 %
Second Prior Collection Period	0.116 %
Third Prior Collection Period	(0.273%)
Four Month Average	0.086%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.075%
Average Net Loss / (Gain)	11,219.31

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not

considered a charge-off **on a defaulted loan**.